COVER LETTER TO OFFER TO REPURCHASE

IF YOU DO NOT WANT TO SELL YOUR SHARES OF BENEFICIAL

INTEREST AT THIS TIME, PLEASE DISREGARD THIS NOTICE. THIS IS

SIMPLY A NOTIFICATION OF THE FUND’S REPURCHASE OFFER.

CARLYLE ALPINVEST PRIVATE MARKETS FUND

One Vanderbilt Avenue, Suite 3400

New York, NY 10017

July 31, 2026

Dear Shareholder:

This letter serves to inform you of important dates relating to a repurchase offer by the Carlyle AlpInvest Private Markets Fund (the “Fund”). If you are not interested in tendering your shares of beneficial interest in the Fund for repurchase at this time, please disregard this notice and take no action. The Fund currently has four classes of Shares: Class A Shares, Class W Shares, Class I Shares and Class X Shares (together, the “Shares”).

A shareholder who tenders Shares prior to holding such Shares for 12 consecutive months will be subject to an “early repurchase fee,” which will reduce the Shareholder’s payment by 2%. In addition, the sale of Shares may also be subject to income and transfer taxes.

The tender offer period will begin on July 31, 2026, and end at 11:59 p.m., Eastern Time, on August 28, 2026 (the “Expiration Date”). The purpose of the tender offer is to provide liquidity to shareholders of the Fund (“Shareholders”). Shares may be presented to the Fund for repurchase only by tendering them during one of the Fund’s announced tender offers.

If you do not wish to sell your Shares for any reason, simply disregard this notice.

NO ACTION IS REQUIRED IF YOU DO NOT WISH TO SELL ANY PORTION OF YOUR SHARES AT THIS TIME.

If you elect to tender, it is your responsibility to confirm receipt of the Letter of Transmittal by SS&C ALPS Retail Alternatives Group or an authorized agent of the Fund by calling the Fund at (844) 417-4186. Please allow 48 hours for your Letter of Transmittal to be processed prior to contacting the Fund to confirm receipt. If you fail to confirm receipt of your Letter of Transmittal by SS&C ALPS Retail Alternatives Group or an authorized agent of the Fund, there can be no assurance that your tender has been received by the Fund.

If you would like to tender all or a portion of your Shares, and your Shares are held through a financial intermediary, such as a financial adviser, custodian, broker/dealer, or other nominee (each, a “Financial Intermediary”), please ask your Financial Intermediary to submit the Letter of Transmittal on your behalf. You may be charged a transaction fee for this service by your Financial Intermediary. Please consider any processing time that may be needed prior to the Expiration Date. Each Financial Intermediary may establish its own specific deadline for receipt of completed repurchase request materials from its clients. Certain Financial Intermediaries have also agreed to serve as agents of the Fund for purposes of receiving completed repurchase request materials. Beneficial owners should be aware that their Financial Intermediary may establish its own earlier deadline for participation in the Offer. Accordingly, beneficial owners wishing to participate in the Offer should contact their Financial Intermediary as soon as possible in order to determine the times by which such owner must take action in order to participate in the Offer.

All Shareholders tendering Shares should carefully review their Letter of Transmittal and follow the delivery instructions therein.

If you have any questions, please refer to the attached Offer to Repurchase document, which contains additional important information about the repurchase offer, or call (844) 417-4186.

Sincerely,
Carlyle AlpInvest Private Markets Fund